

June 20, 2013

Via E-mail
James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

> **Re:** **Nucor Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 30, 2013**
> **Filed February 28, 2013**
> **File No. 1-04119**

Dear Mr. Frias:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Backlog, page 4

1. Please quantify the portion of the $1.6 billion and $1.8 billion backlog in the steel mills segment as of December 31, 2012 and 2011, respectively, that is attributable to your downstream businesses. Clarify whether these amounts are based on contracts to external customers of the downstream businesses and whether this backlog is also included in the disclosed backlog for the steel products segment. Please provide us with an example of disclosure you intend to include in future filings.

Management's Discussion and Analysis, page 20

2. On page 21 you discuss the surcharge mechanism and state it "can be less effective when the demand for our products is weak." Please expand to discuss the effectiveness of the surcharge mechanism given the current level of demand, capacity utilization and other conditions discussed in the preceding section. Explain why the surcharge mechanism can be less effective when demand is weak, given the mechanism is presumably a term in the contract. For example, does weak demand influence the specific terms of new contracts or impair your ability to enforce existing contract terms without concession? Please provide us with an example of your proposed future disclosure.

3. In future filings, please provide quantitative analysis of how changes in natural gas prices could impact your operations given 1) your natural gas working interest drilling programs, 2) natural gas cash flow hedges, and 3) natural gas consumption in cost of sales. It is not clear from current disclosure the degree these activities offset or the nature of your overall exposure. Please provide us with an example of your proposed future disclosure.

Gross Margin, page 25

4. Please quantify the gross impact of the various factors that affected gross margin, including the decrease in sales price in the steel mills segment and changes in sales price in the steel products segment, the change in scrap and scrap substitute cost per ton, the decrease in energy costs, the performance of DJJ's scrap processing operations, and the improved performance in the steel products segment. Please provide us with an example of your proposed future disclosure.

Impairment of Non-Current Assets, page 26

5. Please expand this disclosure in future filings to provide the carrying value at period end or to refer to Note 10.

Critical Accounting Policies and Estimates, page 35

Equity Method Investments, page 36

6. Please provide expanded, quantified disclosure providing investors with more insight into the assumptions used in your assessment of the equity investment in Duferdofin Nucor, including the following disclosures where material:
    *   how the assumptions compare to recent operating performance,
    *   the basis for any assumptions that differ significantly from recent operating performance, including revenue trend and growth rate and gross margin,
    *   the sensitivity of the results of your impairment assessment to the assumptions, and
    *   the potential impact on future operations.

Refer to section 501.14 of the Codification of Financial Reporting Policies.

Note 2 – Summary of Significant Accounting Policies, page 49

7. In future filings, please expand your revenue recognition policy to address delivery. Tell us whether you have significant bill and hold arrangements and, if so, please provide disclosure here and in your discussion of critical accounting policies as appropriate to describe the arrangements and your policies. Refer to SAB Topic 13.A.3. Please provide us with an example of the disclosure you intend to add to future filings.

Form 10-Q for Fiscal Quarter Ended March 30, 2013

Statement of Cash Flows, page 6

8. Please describe to us the nature of the $6.7 million distribution from affiliates, including the name of the affiliates and their reported income or losses during the periods reported. Given recent reported affiliate losses, please tell us how you determined the distribution was a return on investment and not a return of investment, as discussed in ASC 230-10-45-16(b).

9. Under operating activities, the caption "changes in assets and liabilities" denotes "exclusive of acquisitions." The caption should further indicate exclusive of dispositions since per ASC 230 the purchase and proceeds from the sale of assets/investments should be treated similarly to that of acquisitions (and PP&E) under investing activities. For prospective filings, please include this enhanced caption disclosure as it provides a more complete description regarding the changes in assets and liabilities within operating activities. Refer to ASC 230-10-45-12(c).

Note 10 – Contingencies, page 12

10. If there is at least a reasonable possibility you may have incurred a loss due to compliance with environmental laws and regulations exceeding the amount already accrued, please either disclose an estimate of the additional loss or range of loss in your next periodic report (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

11. Regarding your inability to estimate the reasonably possible range of loss related to the antitrust class-action complaints, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each complaint, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes

of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50.

Note 14 – Income Taxes, page 15

12. You state in Form10-Q that the effective tax rate for the first quarter of 2012 was favorably impacted by a $12.6 million noncash out-of-period adjustment related to the recognition of a deferred tax asset regarding state tax credit carryforwards and to the adjustment of tax expense to previously filed returns. In the 2012 Annual Report, reference is made to state and foreign NOL carryforwards. Although the Income Taxes section (page 50) in the Summary of Significant Accounting Policies of the 2012 Annual Report discloses that a valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized, there is no reference in Note 20 to a valuation allowance established for any portion of a deferred tax asset that management believes may not be realized, for example, related to state tax credit carryforwards, state and foreign NOL carryforwards or any purchase accounting adjustments for which utilization is uncertain.

Please further describe the out-of-period adjustment pertaining to the state tax credit carryforwards and your overall procedures for assessing any potential valuation allowance for any portion of a deferred tax asset, such as for state and foreign NOL carryforwards and purchase accounting adjustments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief